UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 ___________________________

SCHEDULE 14D-9/A

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Monster Worldwide, Inc.

(Name of Subject Company)

________________________

MediaNews Group, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

611742107

(CUSIP Number of Class of Securities)

Marshall Anstandig

MediaNews Group, Inc.

101 W. Colfax, Suite 1100

Denver, Colorado 80202

(408) 920-5999

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

with a copy to:

Eleazer Klein, Esq. Marc Weingarten, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation / Recommendation  Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on September 13, 2016 (together with the Exhibits or Annexes thereto, and as amended or supplemented from time to time, the “Schedule 14D-9”) by MediaNews Group, Inc., a Delaware corporation (“MNG”). The Schedule 14D-9 relates to the tender offer by Merlin Global Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Randstad North America, Inc., a Delaware corporation (“Parent”), disclosed in the Tender Offer Statementon Schedule TO (together with the Exhibits or Annexes thereto, and as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the SEC on September 6, 2016, pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Monster Worldwide, Inc. (“Monster”) at a purchase price of $3.40 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 6, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal which, together with any amendments or supplements thereto, collectively constitute the “Tender Offer.”

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 9.	Exhibits.
Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit regarding statements made by MNG on a revised preliminary consent statement regarding the Tender Offer (the “Consent Statement Excerpts”), filed with the SEC on October 12, 2016:

Exhibit No.	Description
2	Consent Statement Excerpts, dated October 12, 2016

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEDIANEWS GROUP, INC.

	By:	/s/ Joseph Anto
Name: Joseph Anto
Title: Authorized Signatory

Date: October 12, 2016

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EXHIBIT 2

The following statements were made by MNG regarding the Tender Offer in a revised preliminary consent statement, filed with the SEC on October 12, 2016:

Cover Page

MNG is the Company’s largest stockholder, with ownership of approximately [11.6%] of the Company’s outstanding shares of Common Stock. For the reasons discussed in this Consent Statement, we believe that the Board has not pursued avenues that would maximize stockholder value for the stockholders of Monster. We believe this is especially the case in light of the Board’s decision to enter into a merger agreement (the “Merger Agreement”) with Randstad North America, Inc. (“Randstad”) whereby Randstad will acquire the stock of the Company for $3.40 per share of Common Stock pursuant to a tender offer (the “Tender Offer”) and subsequent merger. We believe that a price of $3.40 per share greatly undervalues the Company and we are confident there is a path forward for the Company that would create significantly more value for stockholders than selling to Randstad at such a price. As a result, though this Consent Solicitation by no means precludes a stockholder from tendering his or her shares under the Tender Offer, we are conducting this Consent Solicitation as an alternative to stockholders tendering their shares under the Tender Offer. To that end, we have assembled a slate of director candidates to replace the current Board, which we believe, based on the Company’s public filings, has not acted in the best interests of the Company by: (i) conducting a flawed and disorganized sales process as shown, for instance, by allowing the Company to ignore the request of a bidder offering $4.45 per share to meet with the Company to discuss earnings forecasts and by giving another bidder offering $4.15 - $4.20 per share less than 24 hours to submit a formal bid, (ii) entering into the Merger Agreement for a purchase price of $3.40 per share, when, only several months earlier, in December 2015, the Company was buying back stock at an average price of almost $6.00 per share, and (iii) overseeing a steady decline in revenue, from $942 million in 2011 to $635 million as of June, 2016 making for a -7.6% Compound Annual Growth Rate, as well as stockholder return that lags behind its proxy peer group average.[1]

We believe the Company can be revitalized, instead of being sold for an undervalued price of $3.40 per share. As previously disclosed in press releases to stockholders, should the Nominees get elected to the Board and should the Tender Offer fail, the Nominees would work to reduce expenses at Monster by $100-$150 million by streamlining Monster’s cost structure, monetizing non-core or underperforming assets that are not being valued in Monster’s current stock price, reducing capital expenditures to be more in-line with competitors and other digital companies, simplifying Monster’s product offering and increasing sales productivity, focusing marketing efforts on B2B customer acquisition and candidate acquisition to improve ROI for stockholders, and executing a rebranding campaign to attract millennials.

[1]Cumulative 5 year total shareholder returns are -78% for Monster whereas it is 89% for the 2016 Proxy Peer Group Average. Monster’s 2016 Proxy Peer Group includes IAC/InterActiveCorp (NasdaqGS:IAC), LinkedIn Corporation (NYSE:LNKD), EarthLink Holdings Corp. (NasdaqGS:ELNK), VeriSign, Inc. (NasdaqGS:VRSN), Shutterfly, Inc. (NasdaqGS:SFLY), Pandora Media, Inc. (NYSE:P), j2 Global, Inc. (NasdaqGS:JCOM), Pegasystems Inc. (NasdaqGS:PEGA), Blucora, Inc. (NasdaqGS:BCOR), WebMD Health Corp. (NasdaqGS:WBMD), NetSuite Inc. (NYSE:N), Web.com Group, Inc. (NasdaqGS:WEB), and DHI Group, Inc. (NYSE:DHX). The foregoing list excludes three 2016 proxy peers that are no longer public.

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We are confident that with the right leadership and oversight, Monster can stem the revenue declines it is experiencing and restructure its operations to significantly increase profitability. Because this Consent Solicitation is being offered as an alternative to the Tender Offer, we expect that stockholders who consent to the Proposals will not tender their shares in the Tender Offer. However, in the event that both the Consent Solicitation and the Tender Offer is not yet consummated or the Tender Offer is successful, we expect the new Board to comply with its responsibilities under the Merger Agreement, which includes supporting the Tender Offer through the “End Date” of November 30, 2016 and allowing the consummation of the Merger pursuant to Section 251(h) of the DGCL. Should the Tender Offer not have been consummated prior to such End Date, the Nominees currently intend to terminate the Merger Agreement.

We are soliciting your consent in favor of the adoption of each of the Bylaw Restoration Proposal, the Removal Proposal, the Board Size Proposal and the Election Proposal because we believe stockholders will be best served by directors who are committed to safeguarding and promoting the best interests of all Monster stockholders. In addition, we are also soliciting your consent in favor of the adoption of the Bylaw Restoration Proposal to ensure that the incumbent Board does not limit the effect of your consent to the removal of the incumbent members of the Board and the election of the Nominees through changes to the Bylaws not filed with the SEC on August 9, 2016.

Why are we soliciting your consent?

[. . . ]

For the foregoing reasons, among other reasons, we have lost all faith in the ability of the current Board to act in the best interests of stockholders. This consent solicitation is the best option we have available at this time for immediately installing a new, independent majority on the Board that, in our opinion, will ensure our collective best interests are being looked after. Our highly qualified director Nominees are fully committed to improving the Company’s performance and increasing value for the benefit of all stockholders. If elected, our Nominees intend to reduce expenses, monetize underperforming assets, reduce capital expenditures, simplify product offerings, and focus marketing efforts at Monster. We believe that electing the Nominees to pursue these efforts will provide Monster with a better chance of reversing its serial underperformance, which in turn will help ensure that Monster does not again enter into a merger agreement that allows for a third party to purchase shares at the disadvantageous price of $3.40 per share.

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